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                                                Filed Pursuant to Rule 424(B)(3)
                                                      Registration No. 333-49622

              ----------------------------------------------------
                                   PROSPECTUS
              ----------------------------------------------------



                               WEBMD CORPORATION

              ----------------------------------------------------


                   WebMD's common stock, par value $.0001 per
                  share, currently trades on the Nasdaq Stock
                                    Market.

                Last reported sale price on November 9, 2000:
                               $11.5625 per share.

                              Trading Symbol: HLTH


              ----------------------------------------------------
                                  THE OFFERING
              ----------------------------------------------------


         This prospectus relates to the offering of up to 15,000,000 shares of our common stock, par value $.0001 per share.

         The shares of common stock offered hereunder are held by the selling stockholders named on page 29 of this prospectus.

         None of the proceeds from the sale of the shares by the selling stockholders will be received by us. We have agreed to bear all expenses, including registration and filing fees, printing expenses, and certain fees and disbursements of counsel to the selling stockholders (other than selling discounts, commissions and transfer taxes) in connection with the registration and sale of the shares being offered by the selling stockholders. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

         This investment involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on page 6 of this prospectus.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be distributed under this prospectus or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

               The date of this prospectus is November 9, 2000


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                         ----------------------------
                               TABLE OF CONTENTS
                         ----------------------------


REFERENCES TO ADDITIONAL INFORMATION.................................... 3
ABOUT THIS PROSPECTUS................................................... 3
THE COMPANY............................................................. 4
RECENT DEVELOPMENTS..................................................... 5
RISK FACTORS ........................................................... 6
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS..............24
SHARES ELIGIBLE FOR FUTURE SALE.........................................25
USE OF PROCEEDS ........................................................28
SELLING STOCKHOLDERS ...................................................28
PLAN OF DISTRIBUTION....................................................29
DOCUMENTS INCORPORATED BY REFERENCE ....................................32
WHERE YOU CAN FIND MORE INFORMATION ....................................34
LEGAL MATTERS...........................................................35
EXPERTS ................................................................35


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                      REFERENCES TO ADDITIONAL INFORMATION

         Unless the context otherwise requires or as otherwise indicated, the terms "we," "our," "us" and "WebMD" as used in this prospectus refer to WebMD Corporation, a Delaware corporation and its consolidated subsidiaries. We were formerly known as Healtheon/WebMD Corporation until we changed our name on September 12, 2000. This prospectus incorporates important business and financial information about WebMD that is not included in or delivered with this prospectus. You may obtain documents that are filed by us with the Securities and Exchange Commission and incorporated by reference in this prospectus by requesting them in writing or by telephone from our investor relations department at:

                               WebMD Corporation
                             400 The Lenox Building
                             3399 Peachtree Road NE
                             Atlanta, Georgia 30326
                                 1-877-469-3263
                                  ir@webmd.net

See, "Where You Can Find More Information" on page 34.

         IN CONNECTION WITH THIS OFFERING, NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS. IF SUCH INFORMATION IS GIVEN OR REPRESENTATIONS MADE, YOU MAY NOT RELY ON SUCH INFORMATION OR REPRESENTATIONS AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE REGISTERED HEREBY, NOR IS IT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. YOU MAY NOT IMPLY FROM THE DELIVERY OF THIS PROSPECTUS, NOR FROM ANY SALE MADE UNDER THIS PROSPECTUS, THAT OUR AFFAIRS ARE UNCHANGED SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME AFTER THE DATE OF THIS PROSPECTUS.

                             ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process. Under this shelf registration process, the selling stockholders may, from time to time, offer shares of our common stock which are owned by them. Each time the selling stockholders offer common stock under this prospectus, they will provide a prospectus supplement, if required, that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described in "Where You Can Find More Information" on page 34.


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

                                  THE COMPANY

         We were incorporated in December 1995 and commenced operations in January 1996 as Healtheon Corporation. In November 1999, Healtheon Corporation completed mergers with WebMD, Inc., MedE America Corporation and Greenberg
News Networks, Inc., which is referred to as Medcast, and we changed our name to Healtheon/WebMD Corporation. We launched our integrated web site in November 1999, following the closing of these mergers. In May 2000, we acquired Envoy Corporation. On September 12, 2000, we completed our mergers with Medical Manager Corporation, CareInsite, Inc. and OnHealth Network Company, and we changed our name to WebMD Corporation.

         As a result of the completion of these transactions, our core business now encompasses:

        - providing services to facilitate connectivity and healthcare transactions among physicians, payers, patients and other healthcare industry participants

        - providing comprehensive physician practice management information systems to independent physicians, independent practice associations, management service organizations, physician practice management organizations and other providers of healthcare services in the U.S.

        - providing Internet-based content, applications and services to physicians, consumers, payers and other healthcare organizations

        The address of our principal executive office is 400 The Lenox Building, 3399 Peachtree Road NE, Atlanta, Georgia 30324 and our telephone number is (404) 495-7600. Our web site is www.webmd.com. The information on our web site is not a part of this prospectus.

         The Medical Manager(TM), CareInsite(TM), Porex(R), MEDPOR(R), Squeeze-Mark(R) and TLS(R) are registered, pending or licensed trademarks of WebMD.

         WebMD(R) and WebMD(R) are registered trademarks of WebMD. Health has a Homepage(SM), WebMD Practice(SM), WebMD Health(SM), Healtheon(SM) and WebMD OnCall(SM) are service marks of WebMD for which federal registration is pending.


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

                              RECENT DEVELOPMENTS

         We announced several significant management and board of director changes in September and October 2000. We announced that Martin J. Wygod has assumed the position of sole Chief Executive Officer following the resignation of Jeffrey T. Arnold from his office as Co-Chief Executive Officer and from the board of directors. Steven Zatz, M.D., former Senior Vice President, Product Development and Engineering of CareInsite, has been named to the newly created position of Executive Vice President, Internet Portals and Applications Services Group. This position replaces the role of Chief Technology Officer previously held by Pavan Nigam, who will continue in an advisory capacity through the end of this year. Anthony Vuolo, former Senior Vice president of Business Development of Medical Manager, has been named Executive Vice President, Chief Financial Officer and Treasurer. Charles A. Mele, former General Counsel of Medical Manager, will join Jack D. Dennison as our Co-General Counsel. We also announced the resignation of James H. Clark from our board.


         As we previously announced in a press release on September 28, 2000, and discussed in a presentation to analysts, investors and others at a meeting on October 12, 2000, our board of directors has approved an integration plan that was developed in connection with the combination of our business with those of Envoy, Medical Manager, CareInsite and OnHealth. The first phase of this plan includes a consolidation of offices and data centers and reduction in marketing and promotional expenses, the result of which we believe will substantially eliminate the redundancies that resulted from these business combinations. We anticipate total annualized savings of approximately $260 million to be realized by the fourth quarter of 2001 resulting from the first phase of the integration plan. We expect that the integration plan will result in the elimination of approximately 1,100 jobs by the end of calendar year 2001. We anticipate taking a pre-tax restructuring charge of between $35 million and $45 million in the quarter ending September 30, 2000. As a result of the execution of this phase of the integration plan, we expect to incur additional costs relating to moving and relocations that will be expensed as incurred in accordance with applicable accounting guidelines. Additionally, we are evaluating many of the business relationships that we currently have in place. It is possible that some of these relationships may be revised or terminated, which may result in restructuring charges in future quarters.

         We also announced on September 28, 2000 that we will divest our plastics and filtration technologies subsidiaries, which were acquired when we merged with Medical Manager. We plan to explore various divestiture alternatives in consultation with our financial advisors.

         On September 12, 2000, Medical Manager amended the options granted on August 21, 2000 to Mr. Wygod and six other key employees of Medical Manager and CareInsite to purchase, in the aggregate, 1.6 million shares of Medical Manager common stock, which were automatically converted in our merger into options to purchase 4.0 million shares of WebMD common stock. As a result of the merger and the amendment, these options now represent the right to purchase shares of our common stock at an exercise price of $12.75 per share and vest and become exercisable over a period of 4 years. The amendment also returned the terms of Mr. Wygod's noncompetition and customer nonsolicitation restrictive covenants to those in existence prior to the grant of the options.


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\

                                  RISK FACTORS

         Please carefully consider the specific factors set forth below as well as the other information contained in, or incorporated by reference into, this prospectus before making an investment decision to purchase shares of our common stock. We have a history of losses, and we cannot give you assurances that we will achieve profitability in the future.

WE HAVE INCURRED AND MAY CONTINUE TO INCUR SUBSTANTIAL LOSSES

         We began operations in January 1996 and have incurred net losses from operations in each fiscal period since our inception. As of June 30, 2000, on a pro forma basis we had accumulated net losses of approximately $1.5 billion giving effect to our recently completed mergers with Medical Manager, CareInsite and OnHealth. In addition, we may invest heavily in infrastructure development, applications development and sales and marketing in order to deploy our services to a growing number of potential customers and strategic partners. Moreover, the purchase price of our recent and any future acquisitions will be amortized over the useful lives of the tangible and intangible assets. As of June 30, 2000, we had approximately $5.7 billion of unamortized goodwill and other intangible assets reflected on our financial statements as a result of previous acquisitions.

         Although we anticipate significant synergies and growth opportunities resulting from our recent acquisitions and elimination of duplicative costs currently being incurred by us, we cannot give you assurances that these synergies, growth opportunities or cost savings will be achieved in the amounts or time frames currently anticipated. Failure to realize these benefits may adversely affect our ability to achieve profitability.

OUR BUSINESS MODEL IS UNPROVEN, AND WE MAY NOT ACHIEVE FAVORABLE OPERATING
RESULTS

         Our business model is evolving, and our revenue and profit potential is unproven. We currently derive a significant portion of our revenue from non-Internet network services, management and consulting services and management and operation of some of our customers' information technology infrastructures. Our profitability depends upon our ability to migrate provider and payer customers to our Internet-based transaction services, building our online physician subscriber base, increasing traffic to our web site and generating e-commerce revenue from the sale of healthcare products or services over the Internet.

         The provision of services over the Internet to the healthcare industry is a developing business that is inherently riskier than businesses in industries where companies have established operating histories. If our Internet-based services do not achieve or sustain broad market acceptance among participants in the healthcare industry, our business, results of operations and financial condition will be significantly harmed, and we may never achieve favorable operating results.

OUR QUARTERLY OPERATING RESULTS MAY VARY, WHICH COULD AFFECT THE MARKET PRICE OF OUR COMMON STOCK

         Our operating results have varied on a quarterly basis during our limited operating history, and we expect to experience significant fluctuations in future quarterly operating results. These fluctuations have been and may in the future be caused by numerous factors, many of which are outside of our control, including, but not limited to:

         -        market acceptance of and demand for our products and services


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         -        our ability to attract and retain payer and provider
                  customers and subscribers

         -        expenses relating to acquisitions and strategic partnerships

         - usage of the Internet and our ability to maintain and increase traffic on our web site

         -        our ability to continue to develop and extend our brand

         - our ability to effectively integrate the operations and technologies of acquired businesses with our operations

         - introduction and timing of new products and services or enhancements by us or our competitors

         - capacity constraints and dependencies on computer infrastructure

         - economic conditions affecting the Internet or healthcare industries

         -        general economic conditions.

         Fluctuations in our quarterly results could adversely affect the market price of our common stock in a manner unrelated to our long-term operating performance. We will base our expense levels in part upon our expectations concerning future revenue, and these expense levels will be relatively fixed in the short term. If we have lower revenue, we may not be able to reduce spending in the short term in response. Any shortfall in revenue would have a direct impact on our results of operations. As a result, we believe that period-to-period comparisons of our results of operations will not necessarily be meaningful and should not be relied upon as an indicator of future performance. For these and other reasons, it is likely that in some future quarter or quarters we may not meet the earnings estimates of securities analysts or investors, which would materially and adversely affect our stock price.

OUR STOCK PRICE HAS BEEN VOLATILE IN THE PAST AND MAY CONTINUE TO BE VOLATILE

         Changes in the market price of our common stock may result from among other things:

         -        quarter-to-quarter variations in operating results

         -        operating results being less than analysts' estimates

         -        changes in analysts' earnings estimates

         - announcements of new technologies, products and services or pricing policies by us or our competitors

         - announcements of acquisitions or strategic partnerships by us or our competitors

         -        developments in existing customer or strategic relationships

         -        actual or perceived changes in our business strategy

         -        sales of large amounts of our common stock


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         -        changes in market conditions in the Internet and healthcare industries

         -        changes in prospects for healthcare reform

         -        changes in general economic conditions

         -        fluctuations in the securities markets in general.

         In addition, the trading price of Internet and healthcare information technology stocks in general, and our common stock in particular, has experienced extreme price and volume fluctuations in recent months. These fluctuations often may be unrelated or disproportionate to the operating performance of these companies. Any negative change in the public's perception of the prospects of these companies, as well as other broad market and industry factors, may result in decreases in the price of our common stock.

OUR BUSINESS WILL SUFFER IF WE FAIL TO SUCCESSFULLY INTEGRATE ACQUIRED BUSINESSES AND TECHNOLOGIES

         We have in the past acquired, and may in the future acquire, businesses, technologies, services, product lines or content databases. For example, we completed our mergers with WebMD, Inc., MedE America and Medcast in November 1999, our mergers with Kinetra in January 2000 and Envoy in May 2000 and our mergers with Medical Manager, CareInsite and OnHealth in September 2000. In order to achieve the potential benefits of these transactions, we must operate as a combined organization utilizing common information and communication systems, operating procedures, financials controls and human resource practices. We are in the process of integrating and consolidating the operations, products and services, technologies and personnel of these companies and have previously announced that our board of directors has approved an integration plan that includes in its first phase a consolidation of offices and data centers and reduction in marketing and promotional expenses, the result of which we believe will substantially eliminate redundancies created by our recent mergers. In connection with this integration plan, we anticipate taking a pre-tax restructuring charge of between $35 million and $45 million in the quarter ending September 30, 2000. We also expect to incur additional costs relating to moving and relocations that will be expensed as incurred in accordance with applicable accounting guidelines. See "Recent Developments" on page 5. The successful integration of the acquired businesses into our operations is critical to our future performance.

         The amount and timing of the benefits of the restructuring contemplated by the integration plan and the success of the contemplated integration and rationalization of our businesses are subject to significant risks and uncertainties. These risks and uncertainties include, but are not limited to, those relating to:

         - centralization and consolidation of financial, operational and administrative functions

         -        elimination of duplicative costs

         -        integration of platforms, networks and service centers

         - ability to cross-sell products and services to payers and providers with which we have established relationships and those with which acquired companies have established relationships


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



         - integration of healthcare transaction processing services not currently offered via the Internet with our Internet-based platform

         -        the loss of key personnel

         - diversion of management's attention from other ongoing business concerns

         - potential conflicts in payer, provider, strategic partner, sponsor or advertising relationships

         - coordination of organizations that are geographically diverse and have different business cultures

         -        compliance with regulatory requirements.

         We cannot guarantee that any acquired businesses will be successfully integrated with our operations in a timely manner, or at all. Failure to successfully integrate acquired businesses or to achieve operating synergies, revenue enhancements or cost savings could have a material adverse effect on our business, financial condition and results of operation.

         Integrating any additional acquired organizations and technologies in the future could be expensive, time consuming and may strain our resources. Integrating any future acquisitions would be subject to the same challenges, risks and uncertainties as our current integration plan, as described above. In particular, additional acquisitions could divert management's attention from other business concerns and expose us to unforeseen liabilities or risks associated with entering new markets. In addition, we may lose key employees while integrating these new companies. We may also lose our relationships with payers, providers and strategic partners if any acquired companies have relationships with competitors of these payers, providers and strategic partners. Consequently, we may not be successful in integrating acquired businesses or technologies and may not achieve anticipated revenue and cost benefits. We also cannot guarantee that these acquisitions will result in sufficient revenue or earnings to justify our investment in, or expenses related to, these acquisitions or that any synergies will develop.

OUR ALLOCATION OF THE PURCHASE PRICE FOR OUR RECENT MERGERS MAY MATERIALLY DIFFER FROM THAT IN THE PRO FORMA ACCOUNTING PRESENTATION

     We allocated the total estimated purchase price for Medical Manager and CareInsite on a preliminary basis to assets and liabilities based on our best estimates of the fair value of these assets and liabilities, with the excess costs over the net assets acquired allocated to goodwill and other intangible assets. This allocation is subject to change pending a final determination and analysis of the total purchase price and the fair value of the assets acquired and liabilities assumed. The impact of these changes could be material to our future results of operations.

SALES OF LARGE AMOUNTS OF OUR SHARES AND THE LAPSE OF TRANSFER RESTRICTIONS COULD ADVERSELY AFFECT PREVAILING STOCK PRICES

     The market price of our common stock could fall if stockholders sell large amounts of stock in the public market following the lapse of contractual and legal transfer restrictions. These sales, or the possibility that these sales may occur, could make it more difficult for us to raise capital through the sale of equity or equity-related securities in the future. A significant amount of our common stock is subject to restrictions on transfer under federal securities law and contractual restrictions. For details regarding these restrictions on transfer, see "Shares Eligible for Future Sale" on page 25.


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
ACQUISITIONS AND STRATEGIC RELATIONSHIPS COULD RESULT IN THE DILUTION OF OUR STOCKHOLDERS

         We expect to pay for some of our future acquisitions and strategic relationships, if any, by issuing additional common stock, which could dilute our stockholders. Future acquisitions could also result in the incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could harm our business. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all. Even if available, the financing may be dilutive. We cannot guarantee that these acquisitions or strategic relationships will generate or result in sufficient revenue or earnings to justify the dilution which could occur.

WE EXPECT TO DEVOTE SIGNIFICANT RESOURCES TO INTEGRATING APPLICATIONS THAT ARE NOT INTERNET-ENABLED

         Some of our applications, including Envoy's electronic data interchange, or EDI, transaction processing services, were acquired by us and are not Internet-enabled. We intend to integrate many of these applications, as well as the applications that we recently acquired upon completion of the Medical Manager, CareInsite and OnHealth mergers, with our Internet-based platform and WebMD Practice and WebMD Health products and to consolidate our transaction networks. Integrating these applications and platforms may be expensive and may divert our attention from other activities.

MANAGING OUR GROWTH MAY STRAIN ADMINISTRATIVE, TECHNICAL AND FINANCIAL RESOURCES

         We have rapidly and significantly expanded our operations recently and expect to continue to do so. Our growth has been accomplished primarily through acquisitions. We expect that future growth may also be accomplished through internal expansion. This past and future growth has placed and will continue to place a significant strain on our managerial, operational, financial and other resources. If we are unable to respond to and manage this expected growth, then the quality of our services and our results of operations could be materially adversely affected.

         Our current information systems, procedures and controls may not continue to support our operations, and may hinder our ability to exploit the market for healthcare applications and services. We are in the process of completing the integration of our accounting and management information systems following our acquisitions. We could experience interruptions to our internal information systems while we transition to new systems. We cannot guarantee that our systems, procedures and controls will be adequate to support expansion of our operations.

OUR ABILITY TO GENERATE REVENUE WILL SUFFER IF WE DO NOT QUICKLY EXPAND OUR SUITE OF APPLICATIONS AND SERVICE OFFERINGS

         We currently offer a limited number of applications on our Internet-based platform and some of our service offerings, including wireless portal services, are not fully developed or launched. We must quickly introduce new applications and services and improve the functionality of our existing services in a timely manner in order to attract and retain subscribers and consumers and payer and provider customers. We expect that our advertising revenue will be dependent on the level of usage of our services by subscribers and consumers, and believe that levels of usage will not increase unless we improve functionality of our service offerings and increase payer connectivity.


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
         We rely on a combination of internal development, strategic relationships, licensing and acquisitions to develop these applications and services. Each of our applications, regardless of how it was developed, must be integrated and customized to operate with the existing legacy computer systems of payer and provider customers and our platform. We are currently in the process of migrating many of our acquired applications and products and services to our Internet-based platform. Developing, integrating and customizing these applications and services will be time consuming, and these applications and services may never achieve market acceptance, which could also cause our business to suffer.

WE ARE DEPENDENT ON STRATEGIC RELATIONSHIPS TO GENERATE SOME OF OUR REVENUE

         OUR ABILITY TO GENERATE REVENUE WILL SUFFER IF WE CANNOT ESTABLISH AND MAINTAIN STRATEGIC RELATIONSHIPS

         We must establish and maintain successful strategic relationships with leaders in a number of healthcare and Internet industry segments. We have entered into strategic relationships with leading online and media distribution and healthcare partners. Our strategic relationships are critical to our success because we believe that these relationships will enable us to enhance our brand, increase the number of transactions processed over our platform, generate traffic on our web site and capitalize on additional distribution and revenue opportunities. As previously announced, we are evaluating many of the business relationships we currently have in place. It is possible that some of these relationships may be modified or terminated. See "Recent Developments" on page
5. We expect that we will face intensified competition for strategic relationships. We may not be able to establish commercial acceptance of our platform, applications and services unless we can establish and maintain successful strategic relationships in the future.

         WE SHARE REVENUE WITH OUR STRATEGIC PARTNERS AND WILL INCUR SIGNIFICANT EXPENSE IN CONNECTION WITH OUR STRATEGIC RELATIONSHIPS, AND THIS EXPENSE MAY EXCEED THE NET REVENUE THESE RELATIONSHIPS GENERATE

         We intend to use a significant amount of cash to fund branding and advertising, including promotional arrangements with our strategic partners. At June 30, 2000, we estimated that we will make the following aggregate guaranteed payments under our current relationships with our strategic partners in the calendar years indicated:

Year Ended December 31,            Amount
----------------------------       ------
2000.............................  $73.8 million
2001.............................   74.7 million
2002.............................   59.8 million
2003.............................   41.4 million
2004.............................   11.2 million

         We have agreed to share some of our transaction processing, advertising, carriage fee and e-commerce revenues, net of specified costs applicable to the particular revenue category, with Microsoft Corporation and E.
I. duPont de Nemours and Company for their sponsorship of physician subscriptions to WebMD Practice and with several physician practice management system vendors who have agreed to promote our services to their physician customers. This revenue sharing applies only to the extent the revenues are derived from Microsoft- or DuPont-sponsored physicians or from physicians subscribing to the particular vendor's practice management system. The percentage of revenue shared varies from contract to contract and based on the type of revenue generated.

         We may enter into additional promotional arrangements with current and future strategic partners that may require us to pay consideration in amounts that significantly exceed the amounts we are required to pay under our current arrangements. These guaranteed payments and promotional and other arrangements may require us to share revenue or incur significant expenses. We cannot give you assurances that we will generate sufficient revenue from these arrangements to offset these expenses, in particular after we share some of our net revenue with our strategic partners. Failure to do so could have a material adverse effect on our financial condition and results of operations.

         WE INVEST IN SOME OF OUR STRATEGIC PARTNERS, MANY OF WHICH ARE IN EARLY STAGES OF DEVELOPMENT

         We have made equity investments in some of our strategic partners. In many instances, these investments are in the form of illiquid securities of private companies engaged in e-Health and are made in conjunction with the parties entering into a strategic agreement. Typically, these strategic partners enter into agreements that obligate them to purchase advertising or other services from us. These companies are typically in an early stage of development and may be expected to incur substantial losses and may not generate sufficient revenue to pay the advertising and e-commerce fees due us. In addition, due to recent market volatility, some of these companies may alter any plans to go public, and others that have gone public may experience significant decreases in the trading prices of their common stock adversely affecting the value of our investments.

         WE HAVE GRANTED EXCLUSIVE RIGHTS TO STRATEGIC PARTNERS

         We have agreed that some of our strategic partners will be our exclusive providers of some of our applications and content. For example, we have entered into strategic agreements with e-commerce companies to be our exclusive partners supplying online pharmacy services and medical supplies and to be our exclusive providers of various categories of content and services. These agreements may limit our access to other applications and content we might otherwise be able to make available to subscribers and consumers or to payer and provider customers. Our inability to offer other applications and content could cause our business to suffer. In addition, we have granted exclusive rights to strategic partners which restrict our ability to pursue some business opportunities. For example, in connection with our acquisition of Envoy from Quintiles Transnational Corp., we granted to Quintiles the exclusive license to use some of the de-identified data available to us by virtue of our transaction services and some exclusive rights in the pharmaceutical market.

RELATIONSHIPS WITH CUSTOMERS AND STRATEGIC PARTNERS MAY CONFLICT

         We have developed and rely upon important relationships with payers, providers, practice management system vendors and strategic partners, some of which may involve conflicting contractual rights, including conflicts which may result from our recent acquisitions. For example, in January and February 2000, we entered into strategic alliances with three practice management system vendors that compete with Medical Manager. As a result of our acquisition of Medical Manager, we may lose relationships with some customers and strategic partners, who may then establish relationships with our competitors. In addition, we may not be able to maintain or establish relationships with key participants in the healthcare and Internet industries if any of the companies we acquired had already established relationships with competitors of these key participants.

         For example, we have entered into a five-year strategic alliance with Microsoft pursuant to which we develop, host, maintain on our servers and provide content for the health channels on MSN, MSNBC and WebTV. Similarly, CareInsite has entered into a strategic alliance with America Online, Inc., pursuant to which CareInsite is AOL's exclusive provider of a comprehensive suite of services that connect AOL and CompuServe members and visitors to AOL's web-based brands Netscape, AOL.COM and Digital City, to physicians, health plans, pharmacy benefit managers, covered pharmacies and labs. As a result of the recent completion of the Medical Manager and CareInsite mergers, Microsoft will be able to terminate its strategic alliance with us for a limited period of time if we and Microsoft are unable to resolve conflicts that may arise as a result of these mergers. We have agreed with Microsoft that for a 60-day period ending November 12, 2000, we will work together to identify and resolve any conflicts that result from these mergers. If these potential conflicts cannot be resolved, however, Microsoft could terminate the strategic alliance. Similarly, as a result of these mergers, AOL will be able to terminate its strategic alliance with CareInsite, as a result of which guaranteed payments of approximately $20.0 million due to AOL will accelerate. We cannot assure you that the conflicts arising under either of these strategic alliances as a result of these mergers will be resolved. If either or both strategic alliances are terminated, and we are unable to replace the terminated alliance with a comparable one, we could experience a material decrease in revenue.

         If contractual or relationship conflicts cannot be resolved, we could lose the benefits of some of our relationships with payers, providers or strategic partners. Losses of any significant relationships could harm our business or results of operations.

THE PROPOSED DISPOSITION OF OUR PLASTICS AND FILTRATION TECHNOLOGIES BUSINESS MAY NOT BE COMPLETED IN A TIMELY MANNER OR AT ALL

         The proposed disposition of Porex Corporation and our other plastics and filtration technologies subsidiaries, which are referred to as Porex, is important to our integration plan and, if the disposition fails to be completed or is not completed in a timely manner, we may not be able to execute strategies that are critical to our continued growth as planned. We cannot guarantee that the disposition of this business will be successfully completed in a timely manner, or at all. Failure to successfully complete this proposed disposition or to complete it in a timely manner could harm our ability to achieve the benefits contemplated by our integration plan, which could have a material adverse effect on our business, financial condition and results of operation.

OUR ABILITY TO GENERATE REVENUE WILL SUFFER IF WE CANNOT ATTRACT AND RETAIN SUBSCRIBERS

         We must attract and retain subscribers to WebMD Practice, our physician portal, in order to generate subscription revenue. In addition, our ability to generate advertising revenue and transaction revenue will be dependent on the number of subscribers and level of usage by those subscribers of our Internet-based services, including our administrative transaction and clinical information services. We cannot guarantee that we will be able to attract new or retain existing subscribers. In particular, we cannot guarantee that we will retain subscribers whose subscriptions are initially paid for by our strategic partners once those subscribers are required to pay for their subscriptions themselves or that these subscribers will actually use our services.

IF WE ARE UNABLE TO GENERATE SIGNIFICANT ADVERTISING REVENUE, OUR FUTURE RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED

         We derive a portion of our revenue from advertising activities. Advertising revenue is generally derived from short-term advertising contracts in which we typically guarantee a minimum number of impressions or pages to be delivered over a specified period of time for a fixed fee. Advertising revenue


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

may also include barter transactions, which are exchanges by us of advertising space on our web site for goods and services from strategic partners and which might not generate any cash receipts.

         The Internet advertising market is new and rapidly evolving, and no standards have been widely accepted to measure its effectiveness as compared to traditional media advertising. If no standards develop, existing advertisers may not continue their current level of Internet advertising, and advertisers that have traditionally relied on other advertising media may be reluctant to advertise on the Internet. Moreover, filter software programs that limit or prevent advertising from being delivered to a web user's computer are available. Widespread adoption of this software could adversely affect the commercial viability of Internet advertising. Our business would be adversely affected if the market for Internet advertising fails to develop or develops more slowly than expected.

         Various pricing models are used to sell advertising on the Internet. It is difficult to predict which, if any, will emerge as the industry standard, thereby making it difficult to project our future advertising rates and revenue. The level of traffic on our web site is likely to be a factor in determining advertising rates. We cannot predict whether our subscribers whose subscriptions are paid for by our strategic partners will actually use our services. In addition, there can be no assurances that we will continue to generate significant revenue from our advertising activities.

LENGTHY SALES AND IMPLEMENTATION CYCLES FOR OUR APPLICATIONS COULD ADVERSELY AFFECT OUR ABILITY TO GENERATE REVENUE

         A key element of our strategy is to market our solutions directly to large healthcare organizations. We will be unable to control many of the factors that will influence the buying decisions of these organizations. We expect that the sales and implementation process will be lengthy and will involve a significant technical evaluation and commitment of capital and other resources by our customers. The sale and implementation of our solutions are subject to delays due to our payer and provider customers' internal budgets and procedures for approving large capital expenditures and deploying new technologies within their networks.

         We will need to expend substantial resources to integrate our applications with the existing legacy and client-server architectures of large healthcare organizations. We have limited experience in integrating our applications with large, complex architectures, and we may experience delays in the integration process. These delays would, in turn, delay our ability to generate revenue from these applications and could adversely affect our results of operations.

OUR BUSINESS WILL SUFFER IF HEALTHCARE INDUSTRY PARTICIPANTS DO NOT ACCEPT INTERNET SOLUTIONS

         Our business model depends on the adoption of Internet solutions by providers, payers, patients and other healthcare industry participants. Our ability to generate revenue could suffer dramatically if Internet solutions are not accepted or not perceived to be effective.

         The adoption of Internet solutions by healthcare participants will require the acceptance of a new way of conducting business and exchanging information. To maximize the benefits of our platform, healthcare participants must be willing to allow sensitive information to be stored in our databases and to conduct healthcare transactions over the Internet. There can be no assurance that healthcare participants will accept Internet solutions in a timely manner or at all.

FAILURE TO CONTINUE TO EXPAND AND ADAPT OUR PLATFORM TO ACCOMMODATE INCREASED USAGE COULD MAKE IT DIFFICULT TO SUCCESSFULLY IMPLEMENT OUR INTERNET-BASED SERVICES

         To successfully implement our Internet-based services, we must continue to expand and adapt our platform and transaction networks to accommodate additional users, increased transaction volumes and changing customer requirements. Our infrastructure may not accommodate increased use while maintaining acceptable overall performance. To date, we have processed a limited number and variety of Internet-based transactions. In addition, our Internet-based products and services have only been used by a limited number of physicians and healthcare consumers. An unexpectedly large increase in the volume of traffic on our web site, the number of physicians using WebMD Practice or transactions processed over our networks may require us to expand and further upgrade our platform. This expansion could be expensive and could divert our attention from other activities.

PERFORMANCE PROBLEMS WITH OUR SYSTEMS COULD DAMAGE OUR BUSINESS

         Our payer and provider customer satisfaction and our business could be harmed if we or our customers experience system delays, failures or loss of data. We currently process our payer and provider transactions and data at our facilities and rely on a data center operated by a third party to perform transaction processing for Envoy's EDI business, other than real-time EDI transaction processing. This data center is located in Tampa, Florida and is operated by Verizon Data Services, with whom Envoy has contracted for these processing services. We assumed this contract upon our acquisition of Envoy. Envoy relies primarily on this facility to process batch claims and other medical EDI transaction sets. Envoy's contract with Verizon requires Verizon to maintain continuous processing capability and a "hot site" disaster recovery system. We have a contingency plan for emergencies with our systems; however, we have limited backup facilities to process information if these facilities are not functioning. The occurrence of a major catastrophic event or other system failure at any of our facilities or at the Verizon facility could interrupt data processing or result in the loss of stored data, which could have an adverse impact on our business. While we have general liability insurance that we believe is adequate, including coverage for errors and omissions, we may not be able to maintain this insurance on reasonable terms in the future. In addition, our insurance may not be sufficient to cover large claims and our insurer could deny coverage on claims. If we are liable for an uninsured or underinsured claim or if our premiums increase significantly, our financial condition could be materially harmed.

PERFORMANCE PROBLEMS WITH THE SYSTEMS OF OUR SERVICE AND CONTENT PROVIDERS COULD HARM OUR BUSINESS

         We depend on service and content providers to provide information and data feeds on a timely basis. Our web site could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. In addition, our customers who utilize our web-based services depend on Internet service providers, online service providers and other web site operators for access to our web site. All of these providers have experienced significant outages in the past and could experience outages, delays and other difficulties in the future due to system failures unrelated to our systems. Any significant interruptions in our services or increases in response time could result in a loss of potential or existing users of and advertisers and sponsors on our web site and, if sustained or repeated, could reduce the attractiveness of our services.

IF OUR SYSTEMS EXPERIENCE SECURITY BREACHES OR ARE OTHERWISE PERCEIVED TO BE INSECURE, OUR REPUTATION WILL SUFFER

         A material security breach could damage our reputation or result in liability. We retain confidential information, including patient health information in our processing centers. We may be required to expend significant capital and other resources to protect against security breaches or to alleviate problems caused by breaches. Any well-publicized compromise of Internet security could deter people from using the Internet or from conducting transactions that involve transmitting confidential information, including confidential healthcare information. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. Despite the implementation of security measures, this infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems.

OUR BUSINESS IS DEPENDENT ON THE DEVELOPMENT AND MAINTENANCE OF THE INTERNET INFRASTRUCTURE

         Our ability to deliver our Internet-based services is dependent on the development and maintenance of the infrastructure of the Internet by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security, as well as timely development of complimentary products such as high-speed modems, for providing reliable Internet access and services. The Internet has experienced, and is likely to continue to experience, significant growth in the number of users and the amount of traffic. If the Internet continues to experience increased numbers of users, increased frequency of use, or more complex requirements, the Internet infrastructure may be unable to support the demands placed on it. In addition, the performance of the Internet may be harmed by increased users or more complex requirements.

         The Internet has experienced a variety of outages and other delays as a result of damages to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the availability of the Internet to us for delivery of our Internet-based services. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity or due to increased governmental regulation. The infrastructure and complimentary products or services necessary to make the Internet a viable commercial marketplace for the long-term may not be developed successfully or in a timely manner. Our financial condition could be materially harmed if the Internet is not available to us for the delivery of our services and products.

OUR BUSINESS WILL BE HARMED IF WE ARE UNSUCCESSFUL IN RESPONDING TO RAPID TECHNOLOGY CHANGES IN OUR MARKETS

         Healthcare information exchange and transaction processing is a relatively new and evolving market. The pace of change in our markets is rapid and there are frequent new product introductions and evolving industry standards. We may be unsuccessful in responding to technological developments and changing customer needs. In addition, our applications and services offerings may become obsolete due to the adoption of new technologies or standards.

OUR PLATFORM INFRASTRUCTURE AND SCALABILITY ARE NOT PROVEN, AND WE MAY NOT BE ABLE TO ADEQUATELY ACCOMMODATE INCREASED FUNCTIONALITY OR USAGE

         To date, we have processed a limited number and variety of transactions over our platforms. Similarly, a limited number of healthcare participants use these platforms. Our systems may not accommodate increased use while maintaining acceptable overall performance. We must continue to expand and adapt our network infrastructure to accommodate additional users, increased transaction volumes and changing payer and provider customer requirements. This expansion and adaptation may be expensive and may divert our attention from other activities.

WE FACE SIGNIFICANT COMPETITION FOR OUR PRODUCTS AND SERVICES

         HEALTHCARE TRANSACTION AND INFORMATION SERVICES

         The market for healthcare transaction and information services is intensely competitive, rapidly evolving and subject to rapid technological change. Many of our competitors have greater financial, technical, product development, marketing and other resources than us. These organizations may be better known and have more customers than us. Many of our competitors have also announced or introduced Internet strategies that will compete with our applications and services. We may be unable to compete successfully against these organizations.

                  We have many competitors, including:

         -        healthcare information software vendors

         -        healthcare EDI companies

         -        large information technology consulting service providers

         - online services or web sites targeted to the healthcare industry, physicians and healthcare consumers generally

         - publishers and distributors of traditional offline media, including those targeted to healthcare professionals, many of which have established or may establish web sites

         - general purpose consumer online services and portals and other high-traffic web sites which provide access to healthcare-related content and services

         - public sector and non-profit web sites that provide healthcare information without advertising or commercial sponsorships

         - vendors of healthcare information, products and services distributed through other means, including direct sales, mail and fax messaging.

         We expect that major software information systems companies and others specializing in the healthcare industry will offer competitive applications or services. In addition, some of our existing and potential payer and provider customers and strategic partners may also compete with us. For example, in April 2000, it was reported that a consortium of six health insurance companies may join together to develop an online project which links insurers, doctors and patients. If this consortium decides to proceed with its plans to allow patients to enroll in health plans and choose doctors online while also taking care of administrative tasks such as processing payment claims, it could compete with us.

         In addition, some payers currently offer electronic data transmission services to healthcare providers that establish a direct link between the provider and the payer, bypassing third-party EDI service providers such as us. Any significant increase in the utilization of direct links between healthcare providers and payers could have a material adverse effect on our business and results of operations.

         PRACTICE MANAGEMENT INFORMATION SYSTEMS BUSINESS

         As a result of our recent merger with Medical Manager, we now own and operate Medical Manager Health Systems. The market for practice management systems such as The Medical Manager practice management system is highly competitive. Medical Manger Health Systems' competitors vary in size and in the scope and breadth of the products and services that they offer. Medical Manager Health Systems competes with different companies in each of its target markets. Many of Medical Manager Health Systems' competitors have greater financial, development, technical, marketing and sales resources than Medical Manager Health Systems. In addition, other entities not currently offering products and services similar to those offered by Medical Manager Health Systems, including claims processing organizations, hospitals, third-party administrators, insurers, healthcare organizations and others, may enter markets in which Medical Manager Health Systems competes. We cannot assure you that future competition will not have a material adverse effect on Medical Manager Health Systems', and thus, our results of operations, financial condition or business.

HEALTHCARE REGULATION COULD ADVERSELY AFFECT OUR BUSINESS

         The healthcare industry is highly regulated and is subject to changing political, regulatory and other influences. These factors affect the purchasing practices and operation of healthcare organizations. Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state level. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate. Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in our applications and services. We do not know what effect any proposals would have on our business.

         HIPAA transaction standards

         On August 17, 2000, the U.S. Department of Health and Human Services, or DHHS, published final regulations to govern electronic transactions involving health information. These regulations constitute part of the administrative simplification provisions of the Health Insurance Portability and Accountability Act of 1996, or HIPAA. This rule is commonly referred to as the transaction standards rule.

         The rule establishes standards for eight of the most common health care transactions by reference to technical standards promulgated by recognized standards publishing organizations. Under the new standards, any party transmitting or receiving health transactions electronically will send and receive data in a single format, rather than the large number of different data formats currently used. Healthcare providers, healthcare clearinghouses and large health plans must comply by October 16, 2002, while small health plans are given an additional year.

         The transaction standards are applicable to that portion of our business involving the processing of healthcare transactions among physicians, payers, patients and other healthcare industry participants. The transaction standards also are applicable to many of our customers and to our relationships with those customers. We intend to comply with the transaction standards by their effective date. This compliance may require modifications to some of our products and services. We believe that we are well-positioned to effectuate these changes and to facilitate compliance efforts of our customers and strategic partners. However, there can be no assurance that we will be able to do so or that we will be able to take advantage of any business opportunities that implementation of the transaction standards may provide to us.

         Regulation regarding confidentiality and privacy of patient information

         Numerous state and federal laws govern the collection, dissemination, use, access to and confidentiality of patient health information. Many states have laws and regulations that protect the confidentiality of medical records or medical information. The adoption of privacy laws at a state or federal level could impose operational requirements on our business and affect the manner in which we use and transmit patient information and the cost of doing so.

         In addition to the transaction standards discussed above, DHHS has proposed regulations that would impose substantial requirements on entities that electronically store or transmit individually identifiable health information. The proposed regulations, among other things, would require these entities to use the information only in a highly restricted manner, to establish safeguards with regard to security, access and use of information, to obtain consent from the individual in some instances, to restrict the manner in which the information is used by other parties, and to provide access to individuals to inspect and correct the information. We do not know whether, or in what form, the proposed regulations will be enacted. However, if similar regulations are finally enacted, they may require us to change our platform and services in a costly and cumbersome manner and restrict the manner in which we transmit and use the information.

         For additional information, see"--Regulation of the Internet could adversely affect our business" on page 21.

         Regulation of healthcare relationships

         There are federal and state laws that govern patient referrals, physician financial relationships and inducements to beneficiaries of federal healthcare programs. The federal anti-kickback law prohibits any person or entity from offering, paying, soliciting or receiving anything of value, directly or indirectly, for the referral of patients covered by Medicare, Medicaid and other federal healthcare programs or the leasing, purchasing, ordering or arranging for or recommending the lease, purchase or order of any item, good, facility or service covered by these programs. The anti-kickback law is broad and may apply to some of our activities. Penalties for violating the anti-kickback law include imprisonment, fines and exclusion from participating, directly or indirectly, in Medicare, Medicaid and other federal healthcare programs. Many states also have similar anti-kickback laws that are not necessarily limited to items or services for which payment is made by a federal healthcare program. We carefully review our practices with regulatory experts to ensure that we comply with all applicable laws. However, the laws in this area are both broad and vague and it is often difficult or impossible to determine precisely how the laws will be applied, particularly to new services similar to ours. Any determination by a state or federal regulatory agency that any of our practices violate any of these laws could subject us to civil or criminal penalties and require us to change or terminate some portions of our business.

         We currently provide billing services and intend to provide repricing services to providers and, therefore, may be subject to state and federal laws that govern the submission of claims for medical expense reimbursement. These laws generally prohibit an individual or entity from knowingly presenting or causing to be presented a claim for payment from Medicare, Medicaid or other third party payers that is false or fraudulent, or is for an item or service that was not provided as claimed. These laws also provide civil and criminal penalties for noncompliance. We have designed our current transaction services and will design any future services to place the responsibility for compliance with these laws on provider customers. However, we cannot guarantee that state and federal agencies will regard billing errors processed by us as inadvertent and not in violation of these laws. In addition, changes in current healthcare financing and reimbursement systems could cause us to make unplanned modifications of applications or services, or result in delays or cancellations of orders or in the revocation of endorsement of our applications and services by healthcare participants.

         REGULATION BY THE U.S. FOOD AND DRUG ADMINISTRATION

         The Food and Drug Administration, or the FDA, has jurisdiction under the 1976 Medical Device Amendments to the Federal Food, Drug and Cosmetic Act, or the FDA Act, to regulate computer products and software as medical devices if they are intended for use in the diagnosis, cure, mitigation, treatment or prevention of disease in humans. The FDA has issued a final rule under which manufacturers of medical image storage devices and related software are required to submit to the FDA premarket notification applications, which are each referred to in this document as a 510(k) application, and otherwise comply with the requirements of the FDA Act applicable to medical devices. We have attempted to design our services so that our computer applications and software are not considered to be medical devices. However, the FDA may take the position that our services are subject to FDA regulation. In addition, we may expand our services in the future to areas that subject us to FDA regulation. For example, Medical Manager Health Systems is distributing in the U.S. a medical image management device, which is referred to in this document as the "image module," which was cleared by the FDA on April 4, 1997 and is manufactured by a third party in accordance with specifications set forth in the cleared 510(k) application. Medical Manager Health Systems has created an interface between The Medical Manager practice management system and the image module and is marketing the interface and the image module as the Document Image Module System. We believe that the addition of our practice management system to the image module does not change the image module's intended use or significantly change the safety or efficacy of the product to the extent that a new 510(k) application is required. The FDA is currently reviewing its policy for the regulation of computer software, and there is a risk that The Medical Manager software could in the future become subject to some or all of the above requirements. Except with respect to Porex, we have no experience in complying with FDA regulations. We believe that complying with FDA regulations may be time consuming, burdensome and expensive and could delay our introduction of new applications or services.

         REGULATION OF TRANSACTION SERVICES

         State and federal statutes and regulations governing transmission of claims may affect our operations. For example, Medicaid rules require some processing services and eligibility verification to be maintained as separate and distinct operations. We believe that our practices are in compliance with applicable state and federal laws.

         These laws, though, are complex and changing, and the government may take positions that are inconsistent with our practices.

         PROFESSIONAL REGULATION

         The practice of most healthcare professions requires licensing under applicable state law. In addition, the laws in some states prohibit business entities from practicing medicine, which is referred to as the prohibition against the corporate practice of medicine. We have attempted to structure our web site, strategic relationships and other operations to avoid violating these state licensing and professional practice laws. A state, however, may determine that some portion of our business violates these laws and may seek to have us discontinue those portions or subject us to penalties or licensure requirements. We employ and contract with physicians who provide only medical information to consumers, and we have no intention to provide medical care or advice. We do not maintain professional liability insurance because we believe we are not a healthcare provider. Any determination that we are a healthcare provider and acted improperly as a healthcare provider may result in liability for which we are not insured.

REGULATION OF THE INTERNET COULD ADVERSELY AFFECT OUR BUSINESS

         Laws and regulations may be adopted with respect to the Internet or other online services covering user privacy, patient confidentiality and other issues, including:

         -        pricing

         -        content

         -        copyrights and patents

         -        distribution

         -        characteristics and quality of products and services.

We cannot predict whether these laws will be adopted and how they will affect our business.

         Internet user privacy has become an issue both in the U.S. and abroad. Whether and how existing privacy or consumer protection laws in various jurisdictions apply to the Internet is uncertain and may take years to resolve. Any legislation or regulations of this nature could affect the way we conduct our business, particularly in our collection or use of personal information, and could harm our business. Further, activities on or using the Internet have come under increased scrutiny, including increased investigation in the healthcare arena by the Federal Trade Commission, or FTC, and heightened media attention.

         Similar to many other Internet healthcare companies, we have recently received a request for information from the FTC concerning our web site privacy policies and practices. While we believe we are in compliance with all applicable laws, all third party contractual commitments and our published privacy commitments, government inquiries like this inquiry can divert management's attention from other matters and create unfavorable publicity.

THIRD PARTIES MAY BRING CLAIMS AGAINST US AS A RESULT OF CONTENT PROVIDED ON OUR WEB SITE, WHICH MAY BE EXPENSIVE AND TIME CONSUMING TO DEFEND

         We could be subject to third party claims based on the nature and content of information supplied on our web site by us or third parties, including content providers, medical advisors or users. We could also be subject to liability for content that may be accessible through our web site or third party web sites linked from our web site or through content and information that may be posted by users in chat rooms or bulletin boards. Even if these claims do not result in liability to us, investigating and defending against these claims could be expensive and time consuming and could divert management's attention away from operating the business.

OUR INTELLECTUAL PROPERTY MAY BE SUBJECT TO INFRINGEMENT CLAIMS OR MAY BE INFRINGED UPON

         Our intellectual property is important to our business. We could be subject to intellectual property infringement claims as the number of our competitors grows and the functionality of our applications overlaps with competitive offerings. These claims, even if not meritorious, could be expensive and divert management's attention from our operations. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and to develop noninfringing technology, obtain a license or cease selling the applications that contain the infringing intellectual property. We may be unable to develop noninfringing technology or obtain a license on commercially reasonable terms, or at all. In addition, we may not be able to protect against misappropriation of our intellectual property. Third parties may infringe upon our intellectual property rights. If we do not detect any unauthorized use, we may be unable to enforce our rights.

OUR BUSINESS WILL BE ADVERSELY AFFECTED IF WE CANNOT ATTRACT AND RETAIN KEY PERSONNEL

         Our future operating results will substantially depend on the ability of our officers and key employees to manage changing business conditions and to implement and improve our technical, administrative, financial control and reporting systems. We need to attract, integrate, motivate and retain highly skilled technical people. In particular, we need to attract and retain experienced computer, engineering, marketing, management and other professionals capable of developing, selling and installing complex healthcare information systems. We face intense competition for these people.

OUR BUSINESS COULD BE ADVERSELY AFFECTED AS A RESULT OF OUR INTERNATIONAL EXPANSION

         One element of our strategic alliance with The News Corporation Limited is the formation of WebMD International as a joint venture with News Corporation to launch our services worldwide, other than in the U.S. and Japan. In addition, we have formed an international joint venture in Japan with one of our strategic partners. We have extremely limited experience in developing localized versions of our products and services. WebMD International and any future international ventures may not be successful in launching our services into foreign markets.

A MATERIAL PORTION OF OUR PRACTICE MANAGEMENT SYSTEMS BUSINESS IS DEPENDENT ON MEDICAL MANAGER HEALTH SYSTEMS' PRINCIPAL PRODUCTS, AND WE ARE EXPOSED TO RISKS RELATED TO PROBLEMS WITH ANY OF THESE PRODUCTS

         Medical Manager Health Systems currently derives a significant percentage of its revenue from sales of The Medical Manager core physician practice management system. As a result, any event adversely affecting this core product could have a material adverse effect on our results of operations, financial condition or business. Although Medical Manager Health Systems has experienced increasing annual sales, on a pro forma basis, revenue associated with existing products could decline as a result of several factors, including price competition. Beginning in calendar year 2000, the physician practice management system industry began to experience a slowdown in demand. This trend impacted Medical Manager Health Systems' operating results for the three months ended March 31, 2000, and we expect the trend towards lower operating results to continue for the near term resulting, in part, from lower margin service revenues replacing higher margin software upgrades, and from the previous acquisition of Physician Computer Network, which business historically has experienced lower margins. Medical Manager Health Systems intends to introduce new software products at the end of calendar year 2000, and we anticipate that demand for software products will increase. We cannot assure you that Medical Manager Health Systems will continue to be successful in marketing its current products or any new or enhanced products.

PROVISIONS OF OUR CHARTER, BYLAWS OR DELAWARE LAW MAY HAVE AN ANTI-TAKEOVER
EFFECT

         Certain provisions of our certificate of incorporation and bylaws may discourage an attempt to acquire control of WebMD. These provisions may render the removal of one or all directors more difficult or deter or delay corporate changes of control that our board of directors did not approve. The provisions of our certificate of incorporation or bylaws that may have an anti-takeover effect include the following:

         - the board of directors is divided into three classes, as nearly equal in size as possible, with staggered terms of office and with one class elected annually

         - the board is entitled to issue preferred stock in one or more series and to fix the designations, preferences, powers and rights of the shares to be included in each series

         - directors may be removed only for cause by a majority of the shares entitled to vote in the election of directors

         - any vacancy on the board of directors may be filled only by a majority of the directors remaining in office

         - our bylaws require advance written notice by any stockholder who wishes to make a board nomination or recommend other stockholder business

         - only the board of directors, president or stockholders holding at least 10% of the outstanding shares are entitled to call a special meeting of the stockholders

         -  no stockholder action can be taken by written consent.

UNTIL WE DISPOSE OF OUR PLASTIC AND FILTRATION TECHNOLOGIES BUSINESS, WE WILL BE SUBJECT TO RISKS ASSOCIATED WITH THAT BUSINESS

         Until the proposed disposition of our plastic and filtration technologies business is completed, we will continue to operate that business and to be subject to additional risks associated with that business.

         We face significant competition for the products and services of our plastic and filtration technologies business

         Competition in our plastics and filtration technology business is characterized by the introduction of competitive products at lower prices. We believe that Porex's principal competitive strengths are its manufacturing processes, quality control, relationships with its customers and distribution of its proprietary healthcare products.

         In the porous plastics area, Porex's competitors include other producers of porous plastic materials as well as companies that manufacture and sell products made from materials other than porous plastics which can be used for the same purposes as Porex's products. In this area, Porex has several direct competitors in the U.S., Europe and Asia. Porex's porous plastic pen nibs compete with felt and fiber tips manufactured by a variety of suppliers worldwide. Other Porex industrial products made of porous plastic compete, depending on the industrial application, with porous metals, metal screens, fiberglass tubes, pleated paper, resin-impregnated felt, ceramics and other substances and devices.

         The market for Porex's injection molded solid plastic components and products, including its medical products, is highly competitive and highly fragmented. Porex's pipette tips and racks also compete with similar products manufactured by domestic and foreign manufacturers. Porex's injection molding and mold making services compete with services offered by several foreign and domestic companies. The MEDPOR(R) Biomaterial products compete for surgical use against autogenous and allograph materials and alloplastic biomaterials. Porex's surgical drains and markers compete against a variety of products from several manufacturers.

         Healthcare regulation could adversely effect our plastics and filtration technologies business

         Porex manufactures and distributes medical/surgical devices, such as plastic and reconstructive surgical implants and tissue expanders, which are subject to government regulations, under the FDA Act and additional regulations promulgated by the FDA. Future healthcare products may also be subject to these regulations and approval processes. Compliance with these regulations and the process of obtaining approvals can be costly, complicated and time-consuming, and we cannot assure you that these approvals will be granted on a timely basis, if ever.

         The nature of Porex's products expose it to product liability claims and may make it difficult to get adequate insurance coverage

The products sold by Porex expose it to potential risk for product liability claims, particularly with respect to Porex's life sciences, clinical, surgical and medical products. We believe that Porex carries adequate insurance coverage against product liability claims and other risks. We cannot assure you, however, that claims in excess of Porex's insurance coverage will not arise.
In addition, Porex's insurance policies must be renewed annually. Although Porex has been able to obtain adequate insurance coverage at an acceptable cost in the past and believes that it is adequately indemnified for products manufactured by others and distributed by it, we cannot assure you that in the future Porex will be able to obtain this insurance at an acceptable cost or be adequately protected by this indemnification.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

          This prospectus, the related registration statement on Form S-3 and the documents incorporated by reference into this prospectus contain both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of section 27A of the Securities Act, and section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect management's current expectations concerning future results and events. These forward-looking statements generally can be identified by use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will" or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of WebMD to be different from any future results, performance and achievements expressed or implied by these statements. You should review carefully all information, including the financial statements and the notes to the financial statements, included or incorporated by reference into this prospectus.

         In addition to the risk factors described in the preceding section, the following important risks and uncertainties could affect future results, causing these results to differ materially from those expressed in our forward-looking statements:

         - expected benefits from our recent mergers and our integration plan not being fully realized or not being realized within the expected time frames

         - the failure to achieve sufficient levels of physician utilization and market acceptance of our services

         - the inability to quickly and successfully deploy our applications

         -        inability to attract and retain qualified personnel

         - general economic, business or regulatory conditions affecting the Internet and healthcare communications industries being less favorable than expected.

         These factors and the risk factors described in the preceding section are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements included in the prospectus are made only as of the date of this prospectus and under section 27A of the Securities Act and section 21E of the Exchange Act. We do not have any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances. We cannot assure you that projected results will be achieved.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Substantial amounts of our outstanding common stock will become freely transferable after contractual and legal transfer restrictions lapse. Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could materially and adversely affect the prevailing market prices for our common stock.

     We currently have an aggregate of approximately 380 million shares of common stock outstanding, including the approximately 21.3 million shares issuable upon conversion of the shares of our Series A preferred stock outstanding as of September 30, 2000. Of these shares, approximately 288.9 million shares are freely tradeable without restrictions or further registration under the Securities Act, unless owned by our "affiliates", as that term is defined in Rule 144 under the Securities Act, or former affiliates of Medical Manager, CareInsite or OnHealth. The remaining approximately 91.1 million shares of outstanding common stock are subject to contractual restrictions on transfer as described below.

     As a result of the contractual restrictions, and subject to the provisions of Rule 144 and 144(k), each described below, additional shares are or will be available for sale in the public market as follows:

     - 35.0 million shares of our common stock held by Quintiles as a result of our acquisition of Envoy are subject to contractual transfer restrictions until May 26, 2002, except that up to one-third of these shares may be sold in the public market without contractual restriction at any time after May 26, 2001 and up to two-thirds of these shares may be sold in the public market without contractual restriction at any time after November 26, 2001.

     - 155,951 shares of our Series A preferred stock held by affiliates of News Corporation, and the 21,282,645 shares of common stock into which the shares of Series A preferred stock are convertible, are subject to contractual transfer restrictions until the earlier of one year after a change of control of WebMD, the liquidation, dissolution or winding up of WebMD, or January 26, 2003. Upon the lapse of these contractual restrictions, the shares would be transferable pursuant to Rule 144 or upon exercise of News Corporation's registration rights. An additional
          2.0 million shares of common stock owned by affiliates of News Corporation are not subject to contractual transfer restrictions and will be eligible for sale, subject to the volume, manner of sale and reporting requirements of Rule 144, after January 26, 2001. These 2.0 million shares of common stock and, after the lapse of the contractual restrictions, the 21,282,645 shares of common stock underlying the Series A preferred stock may also be sold pursuant to News Corporation's registration rights, if not previously sold pursuant to Rule 144 or another exemption from registration under the Securities Act, which would result in these shares becoming eligible for sale in the public market without restriction immediately upon the effectiveness of such registration.

     - 15.0 million shares held by the entities associated with Janus Capital Corporation, which are the selling stockholders set forth on page 29 of this prospectus, will be eligible for sale, subject to the volume, manner of sale and reporting requirements of Rule 144 after January 26, 2001 if these shares are not previously sold pursuant to this prospectus and the related registration statement.

     - 17,094,037 shares of our common stock held by Cerner are subject to contractual restrictions on transfer until September 15, 2001, except that Cerner may effect:

          - transfers in connection with a merger, consolidation or sale of all or substantially all of Cerner's assets in which the surviving corporation or purchaser agrees to be bound by the provisions of a voting agreement entered into with WebMD

          - sales of up to 25% of the shares subject to transfer restrictions beginning December 11, 2000

          - sales of up to an additional 25% of the shares subject to transfer restrictions commencing on March 15, 2001.

     - Approximately 850,000 shares of our common stock issued to former holders of CareInsite common stock in our merger with CareInsite are subject to contractual restrictions on transfer. Approximately 278,000 of these shares will no longer be subject to these restrictions after November 2000 and the balance will no longer be subject to these restrictions after May 2001.

     - 100 shares of our Series B preferred stock held by AOL are convertible into shares of our common stock after March 2002. In the event that AOL elects to convert the 100 shares of Series B preferred stock, it would receive 263,960 shares of our common stock and a warrant exercisable for an additional 263,960 shares at $37.88 per share. None of these shares of our common stock will be eligible for sale prior to March 2002.

         The shares of our common stock issued to or held by any person who is our affiliate are subject to restrictions on transfer. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with WebMD and may include some of officers and directors, as well as principal stockholders. Affiliates may not sell their shares of our common stock except pursuant to:

     - an effective registration statement under the Securities Act covering the resale of those shares,

     -    an exemption under Rule 144 under the Securities Act, or

     -    any other applicable exemption under the Securities Act.

         In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares of our common stock for at least one year, or an affiliate who beneficially owns shares of our common stock, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which equals approximately 3.6 million shares based on the approximately 359 million shares currently outstanding, or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

         Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about WebMD.

         Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, these may be sold immediately.

         Under an exemption available under Rule 145(d) under the Securities Act, sales of shares of our common stock issued in our mergers with Medical Manager, CareInsite and OnHealth to persons who were affiliates of those companies are subject to volume limitations until September 12, 2001. The amount of those shares that each such affiliate of Medical Manager, CareInsite or OnHealth can sell is limited to the same volume that would be permitted, under Rule 144, for sales by our affiliates, as described above. These volume restrictions apply unless the shares are sold pursuant to an effective registration statement or another applicable exemption under the Securities Act.

          In addition, we have outstanding warrants exercisable for approximately 43 million shares of our common stock, of which warrants to acquire 7.7 million shares are subject to vesting conditions. Generally, the shares of our common stock issued upon exercise of these warrants will also be restricted securities and may not be sold in the absence of registration other than in accordance with Rule 144 or another exemption from registration under the Securities Act. Approximately 26.5 million shares of our common stock issuable upon the exercise of these warrants may also be sold pursuant to registration rights, which would result in such shares becoming eligible for sale in the public market without restriction immediately upon the effectiveness of a registration.

         We have filed registration statements registering 139,480,020 shares of common stock reserved for issuance under our stock option plans, in addition to the warrants described above. Persons acquiring these shares upon exercise of their options, whether or not they are affiliates, will be permitted to resell their shares in the public market without regard to the Rule 144 holding period.

                                USE OF PROCEEDS

         All sales of the common stock under this prospectus will be by or for the account of the selling stockholders listed in the following section. We will not receive any proceeds from the sale of the common stock by any of the selling stockholders.


                              SELLING STOCKHOLDERS

         We have filed a registration statement on Form S-3 with the SEC, of which this prospectus forms a part, pursuant to registration rights we granted to the selling stockholders upon the issuance of their respective securities.

         All of the shares of common stock offered under this prospectus are being offered and sold by the selling stockholders listed in the table below. Only those shares of common stock listed below may be offered pursuant to this prospectus by the selling stockholders. The common stock reflected below in the column entitled "Number of Shares Being Offered" are restricted securities within the meaning of Rule 144 of the Securities Act because they were issued in private placement transactions exempt from the registration requirements of the Securities Act.

         Those selling stockholders who acquired their shares in private placement transactions represented to us that they were purchasing the securities for investment and with no intention at that time of distributing or reselling the securities. We are filing this registration statement because these stockholders, even though they originally purchased the securities for investment, wish to be legally permitted to sell the shares of common stock when they deem appropriate.

         No offer or sale under this prospectus may be made by a holder of the shares of common stock, unless that holder is listed in the table below or until that holder has notified us and a supplement to this prospectus has been filed or an amendment to the registration statement has become effective. We will supplement or amend this prospectus to include additional selling stockholders who have been granted registration rights upon request and upon provision of all required information to us.

         The selling stockholders may offer and sell, from time to time, any or all of their common stock listed below by using this prospectus. Because the selling stockholders may offer all or only some portion of the common stock listed in the table, no estimate can be given as to the amount or percentage of these shares of common stock that will be held by the selling stockholders upon termination of the offering.

         The information in the table reflects information as of September 12, 2000 with respect to the selling stockholders. Unless otherwise disclosed in the footnotes to the table, no selling stockholders has indicated that it has held any position, office or other material relationship with us or our affiliates during the past three years.

         We prepared the table based on the information supplied to us by the selling stockholders named in the table.

                                                       NUMBER OF                                          NUMBER OF
                                                SHARES OF COMMON STOCK                             SHARES OF COMMON STOCK
                                               BENEFICIALLY OWNED PRIOR      NUMBER OF SHARES     BENEFICIALLY OWNED AFTER
                                                  TO THE OFFERING (1)         BEING OFFERED           THE OFFERING (1)
                                               ------------------------      ----------------     -------------------------
NAME

Bridgeview & Co.,                                      11,000,000                11,000,000                 0
   as nominee for
   Janus Twenty Fund(2)

Newsroom & Co.,                                         2,400,000                 2,400,000                 0
   as nominee for
   Janus Mercury Fund(2)

Buoybreese & Co., as                                    1,000,000                 1,000,000                 0
   nominee for
   Janus Global Life Sciences Fund(2)

Cruisecoat & Co.,                                         600,000                   600,000                 0
   as nominee for
   Janus Global Technology Fund(2)

----------------------
(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2) As a result of its role as investment advisor or sub-advisor to managed portfolios, Janus Capital Corporation, a registered investment advisor furnishing investment advice to investment companies and institutional clients, may be deemed a beneficial owner of shares held by managed portfolios, including Janus Twenty Fund, Janus Mercury Fund, Janus Global Life Sciences Fund and Janus Global Technology Fund. Janus Capital Corporation, however, has no right to receive dividends from or proceeds from the sales of the securities and disclaims ownership associated with these rights.



                              PLAN OF DISTRIBUTION

         To our knowledge, no selling stockholder has entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares of common stock offered hereby, nor do we know the identity of the brokers or market makers that will participate in the sale of the shares. As used in this prospectus, the term "selling stockholders" includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus.

         Who may sell, how much and applicable restrictions. The selling stockholders may from time to time offer the shares of common stock listed in the preceding section through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares of common stock for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholders may arrange for other broker-dealers to participate. The selling stockholders and any such brokers, dealers or agents who participate in the distribution of the shares of common stock may be deemed to be underwriters, and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any broker, dealer, agent or underwriter regarding the sale of the shares of common stock by the selling stockholders.

         Manner of sales and applicable restrictions. The selling stockholders will act independently of WebMD in making decisions with respect to the timing, manner and size of each sale. These sales may be made over the Nasdaq National Market or otherwise, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares of common stock may be sold according to one or more of the following methods:

         - a block trade in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction

         - purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus

         - an over-the-counter distribution in accordance with the Nasdaq rules

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers

         -        privately negotiated transactions.

         A selling stockholder may decide not to sell any shares. We cannot assure you that any selling stockholder will use this prospectus to sell any or all of the shares. Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling stockholder may transfer, devise or gift the shares by other means not described in this prospectus.

         Some persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M, which regulation may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares of common stock in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

         Rules 101 and 102 of Regulation M under the Exchange Act, among other things, generally prohibit certain participants in a distribution from bidding for or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 104 of Regulation M governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

         Hedging and other transactions with broker-dealers. In connection with distributions of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the shares of common stock registered hereunder in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares of common stock short and redeliver the shares of common stock to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares of common stock registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. Selling stockholders may also loan or pledge the shares of common stock registered hereunder to a broker-dealer and the broker-dealer may sell the shares of common stock so loaned or, upon a default, the broker-dealer may effect sales of the pledged shares of common stock pursuant to this prospectus.

         Expenses associated with registration. We have agreed to pay the expenses of registering the shares of common stock under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. Each of the selling stockholders will bear its pro rata share of all discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by any selling stockholder.

         Indemnification. We have agreed to indemnify each of the selling stockholders against specified liabilities in connection with the offering of the shares of common stock, including liabilities arising under the Securities Act.

         Prospectus updates and suspension of this offering. At any time a particular offer of the shares of common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. A prospectus supplement or post-effective amendment will be filed with the SEC to reflect the disclosure of required additional information with respect to the distribution of the shares of common stock. Under the terms of the registration rights agreement or investment agreement giving rise to the selling stockholders being permitted to include their shares in this prospectus, upon the occurrence of any event known to our executive officers as a result of which this prospectus is known by our executive officers to include an untrue statement of a material fact or to omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, the parties have each agreed not to trade shares of common stock from the time the selling stockholder receives notice from us of such an event until such party receives a prospectus supplement or amendment. Upon the occurrence of such an event, a prospectus supplement or post-effective amendment, if required, will be distributed to the parties.

                      DOCUMENTS INCORPORATED BY REFERENCE

         The SEC allows us to incorporate by reference the information we file with the SEC. We are also allowed to incorporate by reference the information filed with the SEC by companies we have acquired. Incorporation by reference means that we can disclose important information to you by referring you to documents previously filed with the SEC. The information incorporated by reference is considered a part of this prospectus, and any later information that we file with the SEC will automatically update and supersede this information from the date of filing of these documents.

         We incorporate by reference the documents listed below, and any additional documents filed by us with the SEC under Section 13(a) or 15(d) of the Securities Exchange Act of 1934. This prospectus is part of a registration statement on Form S-3 filed by WebMD with the SEC with respect to the WebMD common stock to be offered and sold by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted as provided by the rules and regulations of the SEC. You may obtain a copy of the registration statement from the SEC as described in "Where You Can Find More Information" on page 34.

         The following documents that have been filed with the SEC are incorporated by reference into this prospectus:

         - Our annual report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 1999, which we filed when our name was "Healtheon/WebMD Corporation"

         - Our quarterly reports on Form 10-Q for the quarters ended March 31, 2000, and June 30, 2000, which we filed when our name was "Healtheon/WebMD Corporation"

         - Our current reports on Form 8-K or Form 8-K/A filed January 27, 2000, January 28, 2000, February 8, 2000, February 10,
                  2000, February 14, 2000, February 16, 2000, February 22, 2000,
                  February 24, 2000, March 23, 2000, May 2, 2000, June 1, 2000,
                  June 5, 2000, June 19, 2000, July 24, 2000, July 27, 2000,
                  August 9, 2000, August 16, 2000 and August 18, 2000, which we filed when our name was "Healtheon/WebMD Corporation"

         - Our current reports on Form 8-K filed September 13, 2000, September 28, 2000, October 13, 2000 and October 31, 2000, which we filed under our current name "WebMD Corporation"

         - The description of our common stock contained in our registration statement on Form 8-A filed on February 8, 1999 pursuant to Section 12(g) of the Exchange Act, which we filed when our name was "Healtheon Corporation," and any amendment or report filed for the purpose of updating this description

         - The unaudited pro forma condensed combined financial information contained on pages 115 through 129 of our prospectus filed pursuant to Rule 424(b) on August 7, 2000, which we filed when our name was "Healtheon/WebMD Corporation"

         - Medical Manager's annual report on Form 10-K for the fiscal year ended June 30, 1999, as amended by Form 10-K/A filed on October 28, 1999

         - Medical Manager's quarterly reports on Form 10-Q for the quarters ended September 30, 1999, December 31, 1999 and March 31, 2000

         - Medical Manager's current reports on Form 8-K or Form 8-K/A filed July 29, 1998, June 4, 1999, July 21, 1999, July 27,
                  1999, August 10, 1999, August 24, 1999, September 20, 1999,
                  December 8, 1999, January 25, 2000, January 31, 2000 (two reports), February 14, 2000 (three reports), February 17, 2000, March 23, 2000, March 29, 2000, April 19, 2000, June 19,
                  2000 (two reports), June 29, 2000, August 18, 2000, and
                  August 31, 2000

         - CareInsite's annual report on Form 10-K for the fiscal year ended June 30, 1999, as amended by Form 10-K/A filed on October 28, 1999

         - CareInsite's quarterly reports on Form 10-Q for the quarters ended September 30, 1999, December 31, 1999 and March 31, 2000

         - CareInsite's current reports on Form 8-K or Form 8-K/A filed August 24, 1999, February 4, 2000, February 14, 2000 (two reports), February 17, 2000, March 23, 2000, March 29, 2000,
                  April 10, 2000, April 28, 2000, June 19, 2000, June 29, 2000,
                  and August 18, 2000.

         Each document filed subsequent to the date of this prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and shall be part hereof from the date of filing of such document.

         Any statement incorporated herein shall be deemed to be modified or superseded for the purposes of this prospectus and the registration statement to the extent that a statement contained herein or in any other subsequently filed document that is or is deemed to be incorporated by reference herein modifies or supersedes a statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and the registration statement.

                      WHERE YOU CAN FIND MORE INFORMATION

         WebMD files annual, quarterly and special reports, proxy and information statements and other information with the SEC. You may read and copy any document filed by us at the SEC's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about its public reference facilities. The SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. The WebMD common stock is quoted on the Nasdaq National Market, under the trading symbol "HLTH." Reports, proxy statements and other information concerning WebMD can also be inspected at the Nasdaq National Market, Operations, 1735 K Street, N.W., Washington, D.C. 20006.

         We have filed with the SEC a registration statement on Form S-3, together with all amendments and exhibits thereto, under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules, parts of which are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock, please refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified in all respects by such reference. Copies of the registration statement, including exhibits thereto, may be inspected without charge at the SEC's principal office in Washington, D.C., and you may obtain copies, from that office upon payment of the fees prescribed by the SEC.

         We will furnish without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any and all of the information that has been incorporated by reference into this prospectus, other than exhibits to such documents unless the exhibits are specifically incorporated by reference herein as well. You can obtain copies of the documents relating to WebMD by contacting our investor relations department at:

                               WebMD Corporation
                             400 The Lenox Building
                             3399 Peachtree Road NE
                             Atlanta, Georgia 30326
                                 1-877-469-3263
                                  ir@webmd.net

         THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE WEBMD COMMON STOCK, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE THE OFFER, SOLICITATION OF AN OFFER IN THAT JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MEANS, UNDER ANY CIRCUMSTANCES, THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH OR INCORPORATED IN THIS DOCUMENT BY REFERENCE OR IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS.

                                 LEGAL MATTERS

         The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Alston & Bird LLP, our counsel.

                                    EXPERTS

         The consolidated financial statements of WebMD Corporation appearing in WebMD Corporation's Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon the report given on the authority of this firm as experts in accounting and auditing.

         The financial statements of Provider Technology Group (a division of Blue Cross and Blue Shield of Massachusetts) for the year ended December 31, 1999 included in CareInsite, Inc.'s Current Report on Form 8-K/A, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements of ENVOY Corporation and subsidiaries as of December 31, 1998 and for each of the two years in the period ended December 31, 1998 included in WebMD's Current Report on Form 8-K filed on July 27, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements of Medical Manager Corporation, formerly known as Synetic, Inc., as of June 30, 1999 and 1998 and for each of the three years in the period ended June 30, 1999, the consolidated financial statements of CareInsite, Inc. as of June 30, 1999 and 1998 and for each of the two years in the period ended June 30, 1999 and for the period from inception (December 24, 1996) through June 30, 1997, the consolidated financial statements of The KippGroup as of December 31, 1998 and 1997 and for each of the two years in the period ended December 31, 1998, the consolidated financial statements of Physician Computer Network, Inc. as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, the consolidated financial statements of ENVOY Corporation as of December 31, 1999 and for the year then ended, the financial statements for Professional Office Services, Inc. as of December 31, 1997 and for the year then ended, and the financial statements of XpiData, Inc. as of December 31, 1997 and for the year then ended, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated or included herein in reliance upon the reports of said firm and upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements of Point Plastics, Inc. and subsidiaries that are incorporated herein by reference have been audited by Linkenheimer LLP independent public accountants, indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the report of said firm and upon the authority of said firm as experts in accounting and auditing.

         The financial statements of The Health Information Network Connection, LLC as of and for the year ended December 31, 1999 and for the cumulative period from inception (November 26, 1996) to December 31, 1999 that are incorporated herein by reference have been audited by KPMG LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing.

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                               WEBMD CORPORATION





                               15,000,000 SHARES

                                OF COMMON STOCK






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                                   PROSPECTUS
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